PetMed Express, Inc.

1441 S.W. 29th Avenue

Pompano Beach, Florida 33069

Telephone (954) 979-5995

April 9, 2009

‘CORRESP’

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attention:

Jeffrey Riedler

Jennifer Riegel

Suzanne Hayes

Re:

PetMed Express, Inc. (the “Company”)

Form 10-K for the Year Ended March 31, 2008

Filed June 3, 2008

File No. 000-28827

Ladies and Gentlemen:

Reference is made to the staff’s comments under cover of its letter dated March 16, 2009 (“Letter”) on the above-referenced filing, and our letter of March 26, 2009 requesting an extension to respond to the Letter.  In accordance with our telephone conversation today, we are respectfully requesting a further extension to respond to the comments in your Letter until April 15, 2009 due to extenuating circumstances and the unavailability of certain executive officers and directors of the Company during the prior two weeks.

Should any members of the staff have any questions concerning this request, please contact me at the number below

Sincerely,

/s/ Bruce S. Rosenbloom

Bruce S. Rosenbloom

Chief Financial Officer

Cc: Roxanne K. Beilly, Esq.